





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53442

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIVE 9 SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 BROADWAY, 2ND FLOOR
(No. and Street)

SANTA MONICA	CA	90401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ana R. Carter (813) 442-1645
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dollar Logsdon CPA
(Name – *if individual, state last, first, middle name*)

3208 Jameston Dr	Flower Mound	TX	75028
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, Ana R Carter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Five 9 Securities, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SCOTT KVENILD
MY COMMISSION EXPIRES
NOTARY PUBLIC
JUNE 4, 2019
CHEROKEE COUNTY, GEORGIA

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Five 9 Securities, LLC

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2016

Contents



Dollar Logsdon CPA

3208 Jameston Dr * Flower Mound, TX 75028 * Phone 972-315-5777 * Fax 972-315-5778

February 27, 2017

INDEPENDENT AUDITOR'S REPORT

To the Members
Five 9 Securities, LLC

We have audited the accompanying statement of financial condition of Five 9 Securities, LLC as of December 31, 2016, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Five 9 Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Five 9 Securities, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Five 9 Securities, LLC's financial statements. The supplemental information is the responsibility of Five 9 Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dollar Logsdon

Dollar Logsdon CPA

Flower Mound, Texas
February 27, 2017

Five 9 Securities, LLC

Financial Statements

Statement of Financial Condition

As of and for the Year-Ended December 31, 2016

		2016
Assets		
Current Assets		
Cash	$	59,831
Prepaid Assets and Deposits		34,506
Receivables		442,265
Total Current Assets		536,602
Noncurrent Assets		
Fixed Assets (net of accumulated depreciation)		3,010
Total Noncurrent Assets		3,010
Other Assets		
Goodwill		45,223
Total Other Assets		45,223
Total Assets	$	584,835
Liabilities and Member's Equity		
Current Liabilities		
Accrued Commissions Payable	$	396,820
Accounts Payable		4,449
Accrued Expenses		6,238
Total Liabilities	$	407,507
Member's Equity	$	177,328
Total Liabilities and Member's Equity	$	584,835

The accompanying notes are an integral part of these financial statements.

Five 9 Securities, LLC

Financial Statements

Statement of Operations

As of and for the Year-Ended December 31, 2016

		2016
Revenues		
Success Fees	$	773,989
Other Revenues		8,424
Total Revenue		782,413
Cost of Revenue		504,990
Gross Profit		277,423
Operating Expenses		
Compensation and Benefits		158,439
Travel and Entertainment		14,761
Professional Services		347,642
Occupancy		36,240
Communications and Data Processing		1,584
Information Technology		84,065
Licenses and Fees		26,897
Depreciation		2,973
Office Supplies and Expenses		7,657
Insurance and Taxes		8,190
Bank Charges		1,121
Total Operating Expenses		689,569
Net Income (Loss)	$	(412,146)

The accompanying notes are an integral part of these financial statements.

Five 9 Securities, LLC

Financial Statements

Statement of Cash Flow

As of and for the Year-Ended December 31, 2016

		2016
Net Income (Loss)	$	(412,146)
Adjustments to reconcile net income to net cash provided By (used in) operating activities:		
Accounts Receivable		(442,265)
Prepaid Expenses and Deposits		(29,627)
Accounts Payable		(12,168)
Accrued Commissions Payable		183,517
Accrued Expenses		(15,672)
Net cash provided by (used in) operating activities		(728,361)
Investing Activities		
Computes, furniture and Equipment		(1,241)
Depreciation		602
Net cash provided by (used in) investing activities		(639)
Financing Activities		
Contributions from members		415,000
Net cash provided by financing activities		415,000
Net increase (decrease) in cash and equivalents		(314,000)
Cash and equivalents at beginning of period		373,831
Cash and equivalents at end of period	$	59,831

The accompanying notes are an integral part of these financial statements.

Five 9 Securities, LLC
Financial Statements
Statement of Changes in Ownership Equity
As of and for the Year-Ended December 31, 2016

		2016
Beginning Member's Equity	$	174,474
Net income (loss)		(412,146)
Paid in capital		415,000
Ending Member's Equity	$	177,328

The accompanying notes are an integral part of these financial statements.

Five 9 Securities, LLC
Notes to Financial Statements
As of and for the Year-Ended December 31, 2016

NOTE 1 – General

Five 9 Securities, LLC (the "Company") is engaged in the business of providing merger & acquisition advisory services. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is also a member of the Securities Investor Protection Corporation ("SIPC").

Five 9 Securities, LLC is a single member California limited liability company and a wholly owned subsidiary of Five 9 Holdings, LLC (the "Parent Company") which is the sole managing member.

NOTE 2 – Summary of Significant Accounting Policies

A. Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting. Under that basis, revenues are recognized when earned and expenses are recognized when the obligation is incurred.

B. Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

C. Accounts Receivable

Accounts receivable are reported at net realizable value. New realizable value is equal to the gross amount of accounts receivable less an estimated allowance for uncollectable accounts. Historically, the Company has not experienced material write-offs, and therefore, has not established an allowance account for uncollectable receivables or bad debt.

D. Depreciation

The Company's assets are recorded at historical cost and depreciated for book purposes over the following useful lives:

	Years
Computer Equipment and Software	3-5
Furniture and Fixtures	7

Depreciation expense for the year ended December 31, 2016 was $2,973.

E. Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with maturity of three months or less to be cash equivalents. At December 31, 2016, the Company had no cash equivalents.

F. Advertising

The Company follows the policy of charging the costs of advertising to expense as they are incurred. Advertising expense for the year ended December 31, 2016 was $0.

NOTE 3 – Income Tax Matters

As a fully disregarded limited liability company, the Company is not a federally taxable entity; however, it is still liable for certain state taxes.

The Company's year-end financial statements for the period covered hereby revealed no uncertain tax positions that would have a material effect on the financial statements. The evaluation on the Company's tax returns is subject to possible examination by taxing authorities. For federal and state purposes the tax returns essentially remain open for possible examination for a period of three years after the respective return's filing deadlines.

NOTE 4 – Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts at high quality financial institutions. The balances, at times, may exceed the Federal Deposit Insurance Corporation's (the "FDIC") current $250,000 limit. At December 31, 2016, the Company did not exceed the federally insured limit.

NOTE 5 – Subsequent Events

Subsequent events have been evaluated through February 27, 2017, which is the date the financial statements were available to be issued, and no material events have occurred that would require the Company to change its financial statements or these footnotes.

NOTE 6 – Goodwill Impairment Loss

The Company has recorded goodwill pursuant a business acquisition in an amount in excess of the cost of the acquisition cost over the fair value of acquired net assets. Subsequently, goodwill is written down only when, and if, impairment is identified and measured, based on future events and conditions. Five 9 Securities, LLC test goodwill for impairment on an annual basis and on an interim basis when certain events or circumstances exist. No significant events have occurred during the year ended December 31, 2016, and, accordingly, the Company did not recognize any impairment of December 31, 2016.

NOTE 7 – Commitments and Contingencies

The Company can be subject to litigation, arbitration settlements, and regulatory assessments which arise in the ordinary course of business as a registered broker-dealer. The Company recognizes a liability and expense for any such matters at the time exposure to loss is more than remote and an amount of the loss is reasonably determinable. In the opinion of management, there are no outstanding matters at December 31, 2016 requiring contingent loss recognition.

Five 9 Securities, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2016

Computation of Net Capital

Total Member's Equity	$	177,328
Non-Allowable Assets		128,184
Haircuts on Securities		-
Net Allowable Capital	$	49,144

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$	27,167
Minimum Net Capital Requirement of Reporting Broker-Dealer	$	5,000
Net Capital Requirement	$	27,167
Excess Net Capital	$	21,977

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	407,507
Percentage of Aggregate Indebtedness to Net Capital		829.21%

There was no material difference between the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2016.

Five 9 Securities, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2016

Statement Related to Uniform Net Capital Rule

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8 to 1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2016, the Company had net capital of $49,144 which was $21,977 in excess of its required net capital of $27,167. The Company's net capital ratio was 829.21%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum net capital pursuant to a fixed dollar amount or 6-2/3% of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customers' funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3-(k)(2)(i): Special Account for the Exclusive Benefit of Customers Maintained.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Five 9 Securities, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2016

Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Five 9 Securities, LLC
520 Broadway, 2nd Floor
Santa Monica, CA 90404
(310) 201-7662

February 27, 2017

Dollar Logsdon CPA Firm
3208 Jameston Dr
Flower Mound, TX 75028

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Five 9 Securities, LLC:

1. Claims exemption 15c3-3(k)(2)(i) from 15c3-3 (Possession and Control);
2. We have met the identified exemption from January 1, 2016 through December 31, 2016, without exception, unless noted in number 3 below;
3. We have no exceptions to report this fiscal year.

Regards,

Ana R. Carter

Ana R. Carter
CFO & FINOP



Dollar Logsdon CPA

3208 Jameston Dr * Flower Mound, TX 75028 * Phone 972-315-5777 * Fax 972-315-5778

February 27, 2017

EXEMPTION REVIEW REPORT

To the Members
Five 9 Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Five 9 Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Five 9 Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(i) (the "exemption provisions") and (2) Five 9 Securities, LLC stated that Five 9 Securities, LLC met the identified provisions throughout the most recent fiscal year without exception. Five 9 Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Five 9 Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dollar Logsdon

Dollar Logsdon CPA

Flower Mound, Texas
February 27, 2017

CPA & Advisor